Mail Stop 3561

December 5, 2008

Thomas Morrison, Chief Executive Officer
Organic Alliance, Inc.
1250 NE Loop 410, Suite 320
San Antonio, Texas 78209

> **Re: Organic Alliance, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 21, 2008**
> **File No. 333-152980**

Dear Mr. Morrison:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment one in our letter dated November 6, 2008. In addition to disclosing the fact that your selling stockholders will sell their shares for $1.05 per share, until those shares are quoted on the Over-the-Counter Bulletin Board or are listed on an exchange, on the outside front cover page of your prospectus, please disclose this information in the body of your document as well, such as in the section in which you discuss your plan of distribution. Also, in a separate section in your document, please discuss how you determined the $1.05 per share price as required by Item 505(a) of Regulation S-K.

Selling Stockholders and Plan of Distribution, page 23

2. We note your response to comment seven in our letter dated November 6, 2008. In that response, you state that you have revised the table to indicate the amount

and the percentage of shares each selling stockholder will own after the offering. However, it appears that your table shows only the <u>percentage</u> of shares owned by each selling stockholder after the offering. Please revise the table to add a column showing the <u>number</u> of shares owned by each selling stockholder after the offering as well.

<u>Item 16, Exhibit Index, page 30</u>

3. We note your responses to comments eight and nine in our letter dated November 6, 2008. In your response to comment nine, you state that you "altered" the agreement you provided to us initially as Exhibit 10.1 "by increasing the number of warrants referred to therein from 1,000,000 to 1,028,000" because 1,000,000 was a "typographical error, and the change in amount from 1,000,000 to 1,028,000 is, in [y]our judgment, little more than a rounding error and not material." Please tell us whether you meant "1,028,000" warrants, to which you refer in your response letter, or "1,000,028" warrants, to which you refer in your document and Exhibit 10.2. Also, please tell us whether Exhibit 10.1 or Exhibit 10.2 reflects the actual and exact terms of the agreement you executed. Further, please disclose specifically in your Exhibit Index which exhibit has the actual and exact terms of the agreement you executed. We may have further comments upon reading your response and your revisions.

<u>Item 17. Undertakings, page 31</u>

4. We note your response to comment 19 in our letter dated October 3, 2008. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings in Items 512(a)(5)(ii) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary A. Agron, Esq.
        Via Facsimile